October 2, 2018
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Gary Newberry

Re:	Thermon Group Holdings, Inc.
Form 10-K for the fiscal year ended March 31, 2018
Filed May 30, 2018
(File No. 001-35159)

Ladies and Gentlemen:
This letter is submitted with respect to Thermon Group Holdings, Inc. (“Thermon,” the “Company,” “we” or “our”) in response to the comment letter, dated September 19, 2018 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “2018 Form 10-K”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.
Form 10-K for the fiscal year ended March 31, 2018

Critical Accounting Policies and Estimates
Estimating allowances, specifically the allowance for doubtful accounts and the adjustment for excess and obsolete inventories, page 41

1.
We note that you value inventories at the lower of cost or market. Tell us how this is consistent with FASB ASU 2015-11 which requires inventory be measured at the lower of cost and net realizable value. Clarify for us whether you are using LIFO or the retail inventory method to measure inventory.

RESPONSE: As referenced in Note 1 (“Organization and Summary of Significant Accounting Policies-Inventories”) to our consolidated financial statements included in the 2018 Form 10-K, the Company uses weighted average cost for its inventory costing method. The Company does not use LIFO or the retail inventory method to measure inventory. Additionally, as noted in the 2018 Form 10-K, the Company has indicated that our inventories are valued at the lower of cost (weighted average cost) or market. We acknowledge that the use of the word “market” is not consistent with the guidance outlined in FASB ASU 2015-11, and will clarify in future filings that we value our inventory at the lower of cost or net realizable value. When the Company adopted FASB ASU 2015-11 effective April 1, 2017, it concluded that this standard did not have a material impact on our consolidated financial statements, as our previous method of applying valuation adjustments to our inventory was consistent with such Accounting Standard Update.

2.
We note from the discussion that you write-down excess or obsolete inventory to its fair market value and on page 42 you indicate that actual write-offs of inventory may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, product application, technology shifts and other factors. Please address the following:

Describe to us in detail how you account for excess or obsolete inventory and explain how your accounting is consistent with SAB Topic 5.BB and ASC 330-10-35-14 which require that you write-down inventory determined to be excess or obsolete to the lower of cost or net realizable value, creating a new cost basis at the fiscal year-end that subsequently cannot be marked up.

Describe to us what you mean by "actual write-offs" of inventory and, using journal entries, explain to us when and how you record the actual write-offs of previously impaired excess or obsolete inventory. Include an example where the actual write-off differs from your estimates at the time you wrote down the impaired inventory to its new cost basis.

Explain to us how you account for any subsequent sales of inventory previously written down to a new cost basis, including how these sales impacted your gross margins in each of the reported periods.

Revise MD&A in future filings to discuss, if material, the impact on your gross margins of any sales of previously written down excess or obsolete inventory.

RESPONSE: Historically, the Company has not experienced significant obsolescence issues or other similar inventory valuation losses. Our core products of heat tracing cable, electrical panels and mechanical components do not, by their nature, spoil or become obsolete in the near term. Our reserve for excess and obsolete inventory relates primarily to a subset of our inventory that includes instrumentation equipment, which may become technologically obsolete. During the fiscal year ended March 31, 2018 (“fiscal 2018”), we acquired CCI Thermal Technologies, Inc. (renamed “Thermon Heating Systems” or “THS”) and, in doing so, we added approximately $0.7 million to our inventory reserves related to the THS product lines associated with custom fabrication.

•
The Company accounts for excess or obsolete inventory with a reserve that is established based on management’s estimates of the net realizable value of the related products. These reserves are product specific and are based upon analyses of product lines that are slow moving or expected to become obsolete due to significant product enhancements. While the specific product lines that carry a reserve will retain their original weighted average cost until such product lines are actually written off within our perpetual inventory system, we believe that through the recording of the reserves (which are related to the specific product lines), we are appropriately carrying our inventory at the lower of cost or net realizable value, as required by SAB Topic 5.BB and ASC 330-10-35-14. In addition, as discussed below, once the inventory is written down (via the specific reserve) a new cost basis is established that is not subsequently written back up in future periods.

•	When our inventory is physically disposed of, we account for the write-offs by making a debit to the reserve and a credit to inventory for the standard cost of the inventory item. Our valuation reserve is applied as an estimate to specific product lines. Since the inventory item retains its standard cost until it is either sold or written off, the reserve estimates will differ from the actual write-off.

•
We have historically had very limited sales of previously reserved inventory items. With that said, when we do in fact subsequently sell the inventory, we remove both the weighted average cost of the inventory and the related specific reserve at the time such inventory is sold.

•
Given the limited amount of subsequent sales of inventory that was previously written down inventory, we do not believe that such sales of previously written off inventory are material or warrant MD&A disclosure in future filings.

3.	Further, we note the roll-forward of the inventory valuation reserve presented in Note 5 and the positive "charge to reserve" recorded in fiscal 2018. Please address the following:

Describe to us the circumstances that resulted in the positive "charge to reserve" in fiscal 2018.

Clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. Otherwise, revise future filings to clarify your disclosure referencing an inventory valuation allowance and valuation reserves. We note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory (inventory reserves) are not considered valuation accounts for Schedule II of Rule 12-09 Regulation S-X because those amounts in substance represent normal adjustments / impairment of inventory.

RESPONSE: The positive “charge to reserve” was the result of limited write-off activity during fiscal 2018 and the currency translation benefit from our European subsidiary, which would more appropriately be described as a “currency translation adjustment.” We consider this to be an insignificant anomaly that is unlikely to recur in the future. In the event that future filings include such a positive charge to reserve, we will provide additional description of such charge to reserve in our disclosure.
As further discussed above, once inventory is written down via our reserve methodology, is not written back up. Accordingly, we do not believe our inventory reserves are valuation allowances as contemplated by the instructions to Schedule II of Rule 12-09 Regulation S-X. As a result, the inventory reserve will not be included in Schedule II of future filings.

Non-GAAP Financial Measures
Return on Equity - non GAAP basis, page 46

4.
We note that you give greater prominence to the non-GAAP measure than to the comparable GAAP measure by only presenting "Return on Equity - non-GAAP basis on age 46, without also presenting the GAAP return on equity. Please refer to Question 102 .10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise your future presentations to comply with that guidance.

RESPONSE: The Company acknowledges the Staff’s comments. After evaluating the Staff’s comment as well as management’s reduced focus from an internal performance measurement perspective on “Return on Equity - Non-GAAP basis”, beginning with our earnings press release and related Quarterly Report on

Form 10-Q for the quarter ended September 30, 2018, the Company no longer intends to report Return on Equity (either GAAP or Non-GAAP) as a supplemental measure.

5.
On page 46 you title the measure presented as "Return on Equity - non-GAAP basis". However, throughout the discussion on pages 45 and 46 you simply refer to the measure as return on equity. Please revise your discussions referring to this measure in future filings to consistently use a title, such as "non-GAAP return on equity" or "adjusted return on equity" that clearly distinguishes it from GAAP return on equity. Refer to Item 10(e))(1)(ii)(E) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comments. After evaluating the Staff’s comment as well as management’s reduced focus from an internal performance measurement perspective on “Return on Equity - Non-GAAP basis”, beginning with our earnings press release and related Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, the Company no longer intends to report Return on Equity (either GAAP or Non-GAAP) as a supplemental measure.

6.
Please revise future filings to clearly disclose what the non-GAAP Return on Equity measure you present is intended to communicate to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Tell us why excluding the cost of debt from this measure is consistent with your objective.

RESPONSE: The Company acknowledges the Staff’s comments. After evaluating the Staff's comment as well as management’s reduced focus from an internal performance measurement perspective on “Return on Equity - Non-GAAP basis”, beginning with our earnings press release and related Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, the Company no longer intends to report Return on Equity (either GAAP or Non-GAAP) as a supplemental measure.

Consolidated Financial Statements
Note 17. Segment Information, page 86

7.
We note from the business and properties sections that you have operations in Mexico, Brazil, Australia and South Africa. Tell us where these operations are reflected in your reportable segments. Please revise this note in future filings to clearly describe the countries and geographic regions included in each of your reportable segments.

RESPONSE: In future filings, we will revise the description of our “United States,” “Europe” and “Asia” reportable segments to “United States and Latin America,” “Europe, Middle East and Africa” and “Asia-Pacific”, respectively. The Company’s operations in Mexico and Brazil are included in the United States and Latin America segment, the Company’s South Africa operations are included in the Europe, Middle East and Africa segment, and the Company’s Australia operations are included in the Asia-Pacific segment.

In future filings, we intend to revise and more fully describe the countries and geographic regions included in each of our four reportable segments consistent with the above.

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at 512-396-5801.

Very truly yours,

/s/ Jay Peterson

Jay Peterson
Chief Financial Officer

cc:    Bruce Thames, President and Chief Executive Officer